VIA EDGAR and FACSIMILE (202-772-9218)

Perry Hindin
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-6010

RE:	China Shenghuo Pharmaceutical Holdings, Inc.
Form SB-2
File No. 333-137689

Ladies and Gentlemen:

In connection with the proposed issuance of shares of common stock of the Company, copies of the Preliminary Prospectus dated June 7, 2007 were distributed during the period June 8, 2007 to date in the following approximate amounts:

To Whom Distributed	Number of Copies
Brokers/Analysts	37
Institutions	8
Selected Dealers	600
Individuals	150
TOTAL	795

We have been informed by participating underwriters and dealers that a copy of the preliminary prospectus has been or is being distributed to each person who is expected to receive a confirmation of sale at least 48 hours prior to the mailing of such confirmation in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934.

WestPark Capital, Inc.
As Representative

By: /s/ Richard A. Rappaport
Richard A. Rappaport
Chief Executive Officer